10 May 2004

旺-旺

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Date of Release of First Quarter 2004 Results
2) Tax Exempt One-Tier Dividend

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

04030480

Encl.

dw 5/27

MASNET No. 21 OF 10.05.2004
Announcement No. 21

WANT WANT HOLDINGS LTD

DATE OF RELEASE OF FIRST QUARTER 2004 RESULTS

Want Want Holdings Ltd is pleased to announce that its first quarter 2004 results will be released on 13 May 2004. Further notice will be made should there be any change in date.

Submitted by Adams Lin Feng I, Group Vice President and Director on 10/05/2004 to the SGX

MASNET No. 26 OF 10.05.2004
Announcement No. 26

WANT WANT HOLDINGS LTD

TAX EXEMPT ONE-TIER DIVIDEND

Further to the Company's announcements on unaudited FY2003 results released on 27 February 2004 and Notice of Books Closure Date released on 23 April 2004, the Company wishes to announce that the first and final tax exempt dividend to be paid on 20 May 2004 is a tax exempt one-tier dividend.

Submitted by Adams Lin Feng I, Group Vice President and Director on 10/05/2004 to the SGX